EXHIBIT 11.1

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Statement re Computation of Per Share Earnings

(in thousands, except per share data)

The following table sets forth the computation of basic earnings per share:

	July 31, 1999 (Restated)	July 31, 2000 (Restated)	July 31, 2001 (Restated)	July 31, 2002	July 31, 2003
Numerator:
Net income	$141	$547	$387	$1,109	$3,214

Denominator:
Common shares outstanding	1,095	1,271	1,447	1,546	1,733

Earnings per common share	$128.52	$430.55	$267.58	$717.14	$1,854.47